14041224

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36138

RECEIVED JUN 15 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2013 (MM/DD/YY) AND ENDING April 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Tree Securities, Inc.

OFFICIAL USE ONLY
18126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4049 First Street, Suite 129
(No. and Street)

Livermore	California	94551
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Godinez (415) 245-0570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	California	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Godinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

See attached acknowledgment

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2014

professional. personalized. service.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of ALAMEDA

On 7/18/2014 before me, VIMAL P. SOLANKI, NOTARY PUBLIC,
Date — Here Insert Name and Title of the Officer

personally appeared DAVID GODINEZ
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

VIMAL P. SOLANKI
Commission # 1943923
Notary Public - California
Alameda County
My Comm. Expires Aug 8, 2015

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature [signature] NOTARY PUBLIC
Signature of Notary Public
VIMAL P. SOLANKI

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION FOR OAK TREE SECURITIES AUDITED FINANCIAL STATEMENTS

Document Date: 7/8/2014 Number of Pages: 21

Signer(s) Other Than Named Above: N/A

Capacity(ies) Claimed by Signer(s)

Signer's Name: DAVID GODINEZ
- ☐ Individual
- ☑ Corporate Officer — Title(s): CEO
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: OAK TREE SECURITIES

Signer's Name:
- ☐ Individual
- ☐ Corporate Officer — Title(s):
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other:

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing:

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Oak Tree Securities, Inc.
Livermore, California

Report on the Financial Statements

We have audited the accompanying financial statements of Oak Tree Securities, Inc. (the Company), which comprise the Statement of Financial Condition as of April 30, 2014, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluation the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 24, 2014

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2014

ASSETS

Cash in bank	$ 200,094
Deposits with clearing broker	17,314
Total cash	217,408
Investments in mutual funds	21,071
Investment in National Due Diligence Alliance	8,571
Commissions receivable	61,504
Rep receivables	9,567
Total assets	$ 318,121

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 6,299
Commissions payable	37,158
Deferred income tax liabilities	5,888
Current income tax liabilities	1,539
Other current liabilities	561
Total liabilities	51,445

SHAREHOLDERS' EQUITY

Shareholders' equity:	
Common stock:	
Class A 100,000 shares authorized, 1,000 shares issued	100
Class B, 100,000 shares authorized, 240 shares issued	6,000
Paid-in capital	26,862
Retained earnings	233,714
Total shareholders' equity	266,676
Total liabilities and shareholders' equity	$ 318,121

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended April 30, 2014

Revenue	
Fees and commissions earned	$ 1,493,914
Investment income (loss)	(1,397)
Other income	44,857
Total revenues	1,537,374
Commission and brokerage expense	1,254,481
Gross profit	282,893
Expenses	
Clearing charges	32,323
Insurance	4,974
Telephone and communication, net of reimbursements	1,958
Regulatory fees, net of reimbursements	6,033
Professional fees	75,148
Office expense	1,059
Outside services	21,339
Printing and delivery	702
Due diligence	1,662
Meals and seminars	33,791
Other	6,907
Total expenses	185,896
Income before income tax expense	96,997
Provision for income taxes	23,669
Net income	$ 73,328

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended April 30, 2014

	Common Stock Class A	Common Stock Class B	Paid-in Capital	Retained Earnings	Total
Balance - April 30, 2013	$ 100	$ 6,000	$ 26,862	$ 160,386	$ 193,348
Net income	-	-	-	73,328	73,328
Balance - April 30, 2014	$ 100	$ 6,000	$ 26,862	$ 233,714	$ 266,676

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
For the Year Ended April 30, 2014

Cash flows from operating activities:	
Net income	$ 73,328
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Gain in fair market value of investments	(506)
Changes in operating assets and liabilities:	
Increase in commissions receivable	(21,454)
Increase in representative receivables	6,193
Increase in prepaid expenses	2,985
Increase in commissions and accounts payable	21,849
Decrease in deferred revenue- sponsor fees	(34,790)
Decrease in income taxes payable	(7,703)
Decrease in deferred taxes payable	5,234
Increase in other current liabilities	561
Net cash provided by operating activities	45,697
Cash flows from investing activities:	
Purchase of investments	(8,376)
Net cash used in investing activities	(8,376)
Net increase in cash	37,321
Cash at beginning of year	162,773
Cash at end of year	$ 200,094
Supplemental disclosure:	
Income taxes paid, including estimate payments	$ 26,138

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests. Certain operating expenses are partially reimbursed by commissioned representatives, such as regulatory fees, insurance and telephone and communication expense.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $250,000 each. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

1. General Information and Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Additionally, U.S. GAAP requires enhanced disclosure regarding instruments in the Level 3 category (which have inputs to the valuation techniques that are unobservable and require significant management judgment). See note 5, Investment in National Due Diligence Alliance, for additional information.

Income taxes

When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

Depreciation of fixed assets

Furniture and equipment costing $13,683 was depreciated on a straight-line basis over five years and was fully depreciated at April 30, 2014. There was no depreciation recorded for the year ended April 30, 2014.

2. Net Capital Requirement

As a registered broker and dealer in securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .18 to 1 at April 30, 2014. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2014, the Company had net capital as defined of $247,063, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan, is holding $17,314 as a deposit for unpaid security transactions.

5. Investment in National Due Diligence Alliance

During the year, the Company purchased a one seventh (1/7) interest in the National Due Diligence Alliance, a Non-Profit Organization, ("the Alliance") at a cost of $8,571. The cost was based on the book value of assets held by the organization. The intent of management is to hold this investment until the termination of the Alliance. This investment is difficult to value and falls within the Level 3 category for Fair Value Measurements, as discussed in Note 1.

6. Commitment

The Company has a one-year commitment of $5,500 per month, which was renewed on January 1, 2014, for management services.

7. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which are not reported for tax purposes until the cash is received or paid. These differences create "timing" differences between taxable income and financial statement income.

7. Income Taxes (Continued)

The Company files income tax returns in the U.S. and California. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2010.

The following is the computation of income tax expense:

8. Common Stock

Income Tax Expense	California	Federal	Total
Net income before income taxes	$ 96,997	$ 96,997	
Less prior year California Franchise Tax	-	(5,906)	
Deductions not allowable:			
Non-deductible portion- meals & entertainment	352	352	
Deferred tax items:			
Increase in accounts receivable	(15,261)	(15,261)	
Decrease in prepaid expenses	2,985	2,985	
Decrease in accounts payable	(29,095)	(29,095)	
Increase in commissions payable	16,155	16,155	
Unrealized gain on investments	1,464	1,464	
Taxable income	$ 73,597	$ 67,691	
Income tax thereon – current	$ 6,506	$ 11,929	$ 18,435
Deferred income tax provision	2,055	3,179	5,234
Total income tax expense, including deferred	$ 8,561	$ 15,108	$ 23,669

The Company has two classes of common stock. Class A shareholders (one) are entitled to vote for two directors and Class B shareholders (currently, 6) are entitled to vote for two directors.

9. Threatened Litigation

The Company has been threatened with litigation arising from the normal course of business, however no formal written claim against the Company has been submitted as of June 24, 2014.

10. Subsequent Events

Management has evaluated subsequent events through June 24, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
April 30, 2014

Shareholders' equity	$ 193,348
Assets not allowed for net capital purposes:	
Receivables from reps	-
Investment in National Due Diligence Alliance	-
Total unallowed assets	-
Less haircut on marketable securities:	
7.0% of $21,071 Mutual funds, haircut	1,475
Total reductions in net allowable assets	1,475
Net Capital	$ 191,873
Minimum net capital required (6 2/3% of $45,557 aggregate indebtedness or the minimum of $5,000)	$ 5,000
Net capital in excess of requirement	$ 186,873
Ratio of aggregate indebtedness ($45,557 to net capital of $247,063) (required to be less than 15 to 1)	0.18 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 72,885	$ 218,990	0.33 to 1
Net decrease in accounts payable (audit adjustments)	(34,500)	34,500	
Increase in commissions paybable (audit adjustment)	-	5,980	
Increase in commissions receivable (audit adjustment)	5,083	(5,083)	
Increase in income taxes paybable (audit adjustment)	1,539	(1,539)	
Increase in deferred tax liability (audit adjustment)	-	(5,234)	
Other miscellaneous liabilities	560	(560)	
Error on Focus Report as filed	(10)	10	
Rounding	-	(1)	
Adjusted amounts above	45,557	247,063	0.18 to 1
Deferred taxes payable (excludable)	-	-	
Total liabilities per Statement of Financial Condition	$ 45,557	$ 247,063	

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Oak Tree Securities, Inc.
Livermore, California

In planning and performing our audits of the financial statements and supplemental schedule of Oak Tree Securities, Inc. (the "Company"), for the year ended April 30, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above, except for the following item:

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders and management of the Company, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 24, 2014
Walnut Creek, CA

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Oak Tree Securities, Inc.
Livermore, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2014, which were agreed to by Oak Tree Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Oak Tree Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year May 1, 2013 through April 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for that year, noting one immaterial difference of $1,950, which resulted in an understatement of $4.88 for the general assessment as calculated by Form SIPC-7.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting one small difference of $4,178, which resulted in an understatement of $10.44 for the general assessment as calculated by Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.
5. Compared the amount of the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion of compliance. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

June 24, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 4-30 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-036138 FINRA APR 6/26/1986
OAK TREE SECURITIES INC
4049 FIRST ST STE 129
LIVERMORE, CA 94551

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Durden (925) 245-0570

2. A. General Assessment (item 2e from page 2) $ 1586.56

B. Less payment made with SIPC-6 filed (exclude interest) 975.76

10-31-13
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment) 610.80

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 610.80

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 610.80

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oak Tree Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Principal
(Title)

Dated the 23 day of May, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 5-1, 2013 and ending 4-30, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 1,531,394
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	862,580
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	32,061
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	<446>
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Insurance 1817, Interest 67, Dividend 690 (Deductions in excess of $100,000 require documentation)	2574
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	896,769
2d. SIPC Net Operating Revenues	$ 634,625
2e. General Assessment @ .0025	$ 1586.56

(to page 1, line 2.A.)